UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42869

Megan Holdings Limited

(Translation of registrant’s name into English)

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No.1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F           ☐ Form 40-F

Megan Holdings Limited

EXPLANATORY NOTE

Megan Holdings Limited (the “Company”), is furnishing this Amendment No. 1 (the “Amendment No. 1”) to Report of Foreign Private Issuer on Form 6K/A to amend its Report of Foreign Private Issuer on Form 6-K for the month of February, 2026 (the “Original Form 6-K”), which was originally furnished with the Securities and Exchange Commission (“SEC”) on February 2, 2026.

This Amendment No. 1 is being filed solely to supplement the Company’s Second Amended and Restated Memorandum and Articles of Association as an exhibit to the Original Form 6-K (including the exhibits thereto), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Except as set forth herein, the remainder of the Original Form 6-K remains unchanged.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Megan Holdings Limited

Date: February 6, 2026	By:	/s/ Hoo Wei Sern
	Name:	Hoo Wei Sern
	Title:	Executive Chairman, Chief Executive Officer and Executive Director

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